Exhibit 99.1

Brenmiller Energy Ltd. Announces Receipt of Nasdaq Minimum Bid Price Notification

Rosh Ha’ayin, Israel, July 20, 2023 – Brenmiller Energy Ltd. (“Brenmiller Energy” or the “Company”) (Nasdaq: BNRG; TASE: BNRG), a global leader in thermal energy storage, announced today that it has received a written notice (the "Notice") from the Nasdaq Stock Market LLC ("Nasdaq") indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a grace period of 180 calendar days to regain compliance with the minimum bid price requirement. The Notice does not immediately affect the Company's Nasdaq listing or the trading of its ordinary shares. During the grace period, as may be extended, the Company's ordinary shares will continue to trade on Nasdaq under the symbol “BNRG”.

According to the Notice, the Company has until January 10, 2024, to regain compliance with the minimum bid price requirement. The Company can regain compliance if, at any time during this 180-day period, the closing bid price of its ordinary shares is at least $1.00 for a minimum of ten consecutive business days, in which case the Company will be provided with written confirmation of compliance and this matter will be closed. In the event that the Company does not regain compliance after the initial 180-day period, the Company may then be eligible for an additional 180-day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period.

If the Company cannot demonstrate compliance by the allotted compliance period(s), Nasdaq's staff will notify the Company that its ordinary shares are subject to delisting.

Brenmiller Energy’s continued listing on Nasdaq remains a key priority for the Company. Should the situation not resolve itself over the above-mentioned timeframe, the Company intends to consider available options to cure the deficiency and regain compliance with the minimum bid price requirement within the compliance period.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities and Israeli securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, we are using forward-looking statements when we are discussing regaining compliance with Nasdaq’s continued listing requirements, and the timing and effect thereof. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 21, 2023, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.